ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
СВЯЗЬИНФОРМ
SVYAZINFORM
САМАРСКОЙ ОБЛАСТИ

13.02.02 № 01/ll-24

На №

02028223

Date: February 4,2002

02 APR -3 AM 8:47

Securities and Exchange Commission
Division of Corporate Finance

Room 3094 (3-6)
450 Fifth Street, N. W.
Washington, D. C. 20549

SUPPL

Re: Exemption No.: 82-4889

Dear Sir or Madam:

In connection with Company's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securitiex Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(l)(iii), please find enclosed:

1. Information on the essential event concerning the Issuer's activity

The Bank of New York acts Depositary Bank for the above referenced company under the Form F-6 registration statement number: **333 - 9650** which was declared effective by the SEC on Nov/19/1998.

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

Sincerely,

Sergei L. Yolkin
General Director

4/10

Россия, 443099, Самара,
ул. Ленинградская, 24

Тел. ....(846 2) 32-10-20
факс ....(846 2) 70-40-20
телетайп........214999 ИНФО

ИНН 6317015857 Р/С № 40702810754110100167
в Самарском ОСБ № 28 г. Самары
БИК 043601607 к/с 30101810200000000607
в Поволхском банке Сбербанка РФ г. Самара

Адрес эл. почты:
directors@dionis.samtel.ru
director@mail.samtel.ru
/c=ru/a=rostelemail/p=smr/o=tel/s=directors

Information about an essential event, concerning the issuer's financial activity

Joint-Stock Company "Svyazinform" of the Samara region

Address: *24, Leningradskaya ul., Samara, 443099, Russia*

Date of the event: January 30, 2002

There have been changes in the membership of the Board of Management of JSC "Svyazinform" of the Samara region. Alexander M.Vdovin stopped to be member of the Board because of transfer to another company.

New members of the Board of Management are: Valeriy G.Shatalov, Galina V.Melik-Shaknazarova, Evgeniy N.Poverenov.

Envegiy N.Poverenov possesses 0.006% of the Issuer's Charter Capital. Other new members do not own part of the Capital.

The event took place on January 30, 2002 in accordance with decision of the Board of Directors dated January 30, 2002.

Sergei L.Yolkin
General Director